Exhibit 99.2

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

($ in thousands)

Twelve Months Ended March 31, 2005

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3694
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6306
Pre-Tax Preferred Stock Dividends	$2,093

FIXED CHARGES:
Interest Expense	$43,035
Amortization of Debt Premium, Discount and Expense	484
Interest Component of Rentals	1,256

Total Fixed Charges	44,775
Pre-Tax Preferred Stock Dividends	2,093

Total Fixed Charges and Preferred Stock Dividends	$46,868

EARNINGS:
Net Income before Dividends on Preferred Stock	$102,260
Add:
Income Taxes Applicable to Utility Operating Income	54,790
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	5,103
Total Fixed Charges	44,775

Total Earnings	$206,928

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.4